Electra Battery Materials Corporation

133 Richmond Street West, Suite 602

Toronto, ON M5H 2L3

Canada

https://www.electrabmc.com/

September 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Laura Nicholson

Re:	Electra Battery Materials Corporation Amendment No. 2 to Registration Statement on Form F-3 Filed August 11, 2025 File No. 333-288364

Ladies and Gentlemen:

I am submitting this letter on behalf of Electra Battery Materials Corporation (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), contained in the Staff’s letter, dated August 18, 2025 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form F-3, filed with the SEC on June 27, 2025 (the “Original Filing”), as amended on July 28, 2025 (“Amendment No. 1”) and as further amended on August 11, 2025 (“Amendment No. 2”).

In response to the comments set forth in the Comment Letter, the Company has further revised the Form F-3 as described below and is filing an amendment to the Form F-3 (“Amendment No. 3”, and together with the Original Filing, Amendment No. 1, and Amendment No. 2, the “Form F-3”) with this response letter.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.

Amendment No. 2 to Registration Statement on Form F-3

General

1.	We note your statement in your revised explanatory note that “[t]his Amendment No. 2 does not reflect events occurring after the filing of the Original Filing” on June 27, 2025 and “does not modify or update the disclosure therein in any way except as described above.” Please remove such statement from your explanatory note and update your prospectus disclosure accordingly. Refer to Form F-3.

In response to the Staff’s comment, the explanatory note and the disclosure in the Form F-3 has been revised and updated in accordance with Form F-3.

Securities and Exchange Commission

September 24, 2025

Exhibits

2.	We note that on August 15, 2025 you provided in a report on Form 6-K your interim financial statements for the six months ended June 30, 2025. Please revise your registration statement to provide such interim financial information in your prospectus, or to incorporate such interim financial information by reference. Refer to Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F. Refer also to Item 6(c) of Form F-3.

In response to the Staff’s comment, we have incorporated by reference into the Form F-3 the interim financial statements, as amended, of the Company for the three and six months ended June 30, 2025 and the related management’s discussions and analysis, and have updated certain disclosures in the prospectus to reflected such updated interim financial information.

* * *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (226) 979- 6699 or tmell@electrabmc.com.

Sincerely,
/s/ Trent Mell
Chief Executive Officer

Electra Battery Materials Corporation

cc:	Via Email Thomas M. Rose, Troutman Pepper Locke LLP Shona C. Smith, Troutman Pepper Locke LLP